                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

                                    * * * *

     The following prepared remarks were used to deliver a presentation to CBOT members on February 22, 2001 and are currently available on the CBOT's Internet site and intranet sites, MemberNet and OnBoard.

                   Remarks by Chairman Nickolas J. Neubauer
                 Annual Meeting of the Chicago Board of Trade
                          Thursday, February 22, 2001



     I hereby call to order the 2000 Annual Meeting of the Chicago Board of Trade.

     If there is no objection, the minutes of the last meeting are approved as written. Also, if there is no objection, the acts of the Board of Directors and officers since the 1999 Annual Meeting stand as approved.

     I want to thank all of you who have taken the time to attend today's annual meeting, either in person or via MemberNet.

     On behalf of the members of the Board of Trade, I want to express my appreciation to those members and non-members who served on the Board of Directors last year who no longer are on the Board: Ron Hersch, Harold Lavender, Peter Lee, Mike Manning, Rick Riechers, Jay Sorkin, Nick Zagotta, Dr. Bob Hamada of the University of Chicago Graduate School of Business, and former House of Representatives Minority Leader Bob Michel.

     I want to acknowledge the service of David Brennan as Chairman and give him my sincere thanks for his help in the transition process. I also want to acknowledge the work done by BOTCC President Dennis Dutterer during his time as Interim President and CEO and the many years of service by Tom Donovan as President and CEO.

     I am honored to be your Chairman and I want to report to you on the progress we have made so far this year. We will have status reports from members of our management team but I want to give an initial summary by saying we are now positioned for a great future.

     I wrote you in January that 2001 would be a year of change and that I would keep the promises made in my campaign. I looked through my letters to members and other materials and found ten promises, which I detailed at the January 11 member information meeting.

     As you can tell from this introduction, I am serious about the commitments I made. So let's go through each of these promises and let me give you a status report. I think they will show you we have made major changes and are ready for a great future.

PROMISE 1.     A PERMANENT CEO BY THE END OF 1ST QUARTER, 2001.

     I am happy to say that we have selected an excellent CEO who will be joining us on March 1. David Vitale will do a great job as our new CEO. You've had the opportunity to read about him in the past month as various news stories discussed him as a CEO candidate.

     David spent his career at BankOne (formerly First Chicago) after graduating from Harvard and the University of Chicago Business School. He played a key role in the senior leadership team that created the fifth-largest U.S. bank in the 1998 merger of First Chicago NBD Corp and Bank One.

     Particularly important to know is that he headed the Capital Markets division at the bank and is now a director at the CBOE. He understands our business and exchanges.

     In addition to his excellent resume and references, we have a number of mutual acquaintances. For example, my office mate at McKinsey & Company, the consulting firm I worked at some years ago, worked for David at the bank. He tells me we made an excellent choice.

     I'd like to thank the other members of the Search Committee. Additionally, I had input from our excellent Executive Committee and Human Resources Committee. Most importantly, David met extensively with our fine executive group and that includes the people that are on the podium with me today.

     We all agreed that David is the best possible choice to lead the CBOT.

PROMISE 2.     REGULAR COMMUNICATION.

     This has been easy to keep. I am accessible to the press and, as you can tell from the bulletin board, I talk to them frequently. Many times I cannot answer their questions fully because of SEC rules or other confidentiality constraints.

     For example, I was continually asked about the CEO process. I could not answer these questions without damaging our interest in getting the best possible candidate.

     In addition to print media, I have communicated our message through television, radio, and addresses to organizations important to us like the Futures Industry Association or National Grain Trade Council.

     In addition, I have talked to all the exchange leaders in Chicago, some on numerous occasions, as well as leaders in Kansas City and Minneapolis. I have met with the CFTC commissioners as well as Congressional leaders like Senator Richard Lugar, Chairman of the Senate Agriculture Committee.

     Most importantly, I have been talking to the CBOE, our alliance partners at Eurex, and our customers and FCM community. I will be attending the Futures Industry Association convention in March.

     Communication with members is both easy and informative to me. I learn from the members. Let me emphasize: Members are the most valuable resource this exchange has. Our future depends on informed active members and this is a point I will come back to.

PROMISES
3, 4 and 5.    Restructuring Must Include Three Key Provisions Important to
               Members.

     These provisions are (1) "core rights" provisions that keep open outcry pits open if they are "liquid", (2) a provision that continues the Member Chairman, and (3) a provision that continues our member fee preference.

     These provisions are in our restructuring and so I consider these promises kept. We have a task force on member fee preference that reported back to me this week. This, of course, shows you that these promises are also continual parts of the program.

     This task force, chaired by Jim Cashman and Gary Sagui, came back with an excellent report that the Board will review. It will ensure that there will be value in our memberships.

     This report creates different classes of fees and also asks that our rules concerning qualification for member fees be enforced. Right now there is a perception that some traders, especially those in arcades, are paying lower fees than they should. This both dilutes membership value and is a revenue loss to the exchange.

     Another task force, chaired by Andy Wallace looked at the relative fees paid by a/c/e users versus open outcry users. As you may remember, a member petition asked the Board to review our pricing structure to be sure that we were supporting fairness in customer choice between the two platforms.

     The task force determined that our customer rates for a/c/e were low relative to the industry and that there was room for an increase. However, it decided, and I think correctly, that we needed a complete review of prices rather than making piecemeal decisions. I'm sure our new CEO will consider a comprehensive fee structure review.

PROMISE 6.     REVIEW OUR CLEARING RELATIONSHIP, CONSIDERING BOTH CBOT AND FCM
               INTERESTS.

     We have had a long and generally good relationship with Board of Trade Clearing Corporation. We want CBOT interests to remain paramount in BOTCC's business plan since we are its major customer.

     We are alert to what our interests are and last week talked to BOTCC of our concerns. We had a good discussion and I believe that our relationship remains solid.

     Let me tell you about one part of our discussion: Brokertec. We were assured that BOTCC would not guarantee, provide mutual offset, or cross margining Brokertec products with CBOT products. They will process Brokertec trades but such processing is of a paperwork character that could as well be done by, say, ADP.

     We also discussed OCC in the context of a possible merger with BOTCC. As announced on Tuesday, the talks between the two have ended and a resumption is not likely in the future.

PROMISE 7.     REVIEW THE TECHNICAL EFFICIENCY OF OPEN OUTCRY (IN OTHER WORDS,
               "ELECTRIFY OPEN OUTCRY").

     One of my top priorities as Chairman is to make open outcry as technically efficient as possible.

     Early on I talked to Bryan Durkin and learned we had a successful foundation that could be built upon. Our order routing system had a database upgrade in November that until yesterday was showing stability. Our budget for it spends $8 million that will, among other things, add spreads to the system. It will be a top priority to address remaining stability issues so that we will be able to reimpose mandates on the firms to use the system.

     I next convened a user group comprised of floor brokers and FCM representatives headed by Jay Homan. This user group is intended to promote this technology and provide feedback and suggestions to the Business Team charged with deployment and management of the order routing system.

     Handhelds are also part of the program. We plan to expand and enhance the handheld program we had last year -- probably including at least 30 traders.

     Handhelds can be very important to local clearing firms and locals. They can reduce or even eliminate outtrades and can make trading more efficient. I feel that by starting with enough traders to demonstrate this efficiency, we can convince the entire floor that handhelds can improve the way open outcry does business.

     A third element of this program, and one that was discussed at last month's member meeting, is adding a RAEs system for small orders. Now obviously this is something that can be done only after the first two parts of the program are successfully established.

     As you know, we do not have a formal bid and asked quotation process in our markets but this is not a barrier since bid and asked prices for RAEs can be computer generated. In fact, this is how many quotes for CBOE options are generated.

     A RAEs system would tie in with web based computer order entry by customers and handhelds for notifying traders of RAEs position. Once we get farther along with order routing and handhelds, I would like to form a task force to work with staff on this to ascertain feasibility.

     With this framework in place, there is only one reason why we cannot serve our customers with fast, efficient fills.

     That reason is that members refuse to use the system, whether because of poor training, lack of interest or whatever. The leadership is in place -- it is up to the members to make open outcry as good as it can be.

     The CBOE has done this. From the customer point of view, there does not have to be a difference between how open outcry and electronic platforms provide fills. Most of us believe that open outcry has an advantage in the liquidity it provides -- we must not let technological differences in how orders are processed blur this difference.



PROMISE 8.     PROTECT THE CBOE EXERCISE RIGHT.

     I have told you many times how important this right is and that I will not take any legally risky steps that could lose it. Let me emphasize that I have instructed our attorneys that we must be very careful with the exercise right.

     I have talked to Bill Brodsky and Mark Duffy regularly since my election and I believe that David Vitale, our new CEO, will clearly ensure our close communication since he has been a CBOE director.

     With that said, let's compare where we were last year versus this year:

     1. Members perceived that open outcry was in its last stages and that the electronic platform would become dominant in the near future.

     2. Money was spent on electronic platforms but not on open outcry.

     3. The CBOT planned two separate companies and the electronic company was being looked to as the big moneymaker.

     4. The member fee preference was to expire after three years.

     5. The new ebot entity was to have a separate CEO, completely separate governance and no ties to the CBOT membership organization. The new organization did not have a Member Chairman.

     The CBOE saw this as leading to a "mass migration" of seats to the CBOE. They saw CBOT traders as being able to trade CBOT products as before ( with no difference between customers and members in trading privileges) plus being able to lease their seats as CBOE seats ("double dipping"). Needless to say, we do not agree with the CBOE's analysis.

     Now let's look at how our restructuring plan and vision of the future has changed:

     1. Open outcry and electronic platforms are both parts of our business plan -- we are here to serve the customer and we will support both platforms fairly in order to provide customer choice. Our proposed restructuring contains "core rights" provisions that guarantee support for open outcry pits as long as they make a "liquid" market.

     2. Electrifying open outcry is a top priority. We are spending money to enhance order routing, organizing user groups, and will spend more money in the future.

     3. We have one company, not two.

     4. Member fee preference is part of our restructured Articles of Incorporation, continuing the preferential access of members versus non-members. This answers the double dipping argument. If you have your membership but lease it out, you are a customer and your rate is different.

     5. Our new CEO will be in charge of both platforms. The governance is not separate and the overall board has a Member Chairman.

     Events of year 2000 were catastrophic for CBOT/CBOE relations as well as for our seat prices. We now have a balanced plan that is better for our customers and our members.

     This plan provides a sound basis for our two exchanges to move forward. Continuing to litigate is not in our interest. However, if such litigation does continue, we believe that these changes in the CBOT plan for restructuring put us in a strong and winning position.

     I believe this because we have to be able to restructure and offer two platforms in order to serve our customers.

     The CBOE position seems to say that the CBOT should not be allowed to serve its customers by providing both open outcry and electronic platforms. But we have to do this to survive as an entity. We need to be able to respond to changing times, just as the CBOE does. We could not tell them that they could not have an electronic platform on the supposition that it might reduce CBOE membership values and our exercise right.

     They cannot give us a choice of possibly going bankrupt and keeping the exercise right versus meeting customer demands and extinguishing the right. Giving us such a choice threatens the existence of a major financial institution critical to Chicago's economy and for that reason alone is insupportable as a matter of public policy.

PROMISE 9.     REVIEW FINANCES AND RUN THE EXCHANGE IN AN EFFICIENT MANNER.  IN
               OTHER WORDS, STOP WASTING MONEY.

     One of my first steps was to sit down with Glen Johnson and review our finances. I am happy to report that what I said in my campaign was true -- we have a sound business that in the past has been undermanaged. We can be a successful for profit exchange.

     While at the National Grain Trade Council I talked to leaders from the Kansas City Board of Trade. It may surprise you to know that they were the first "for profit" exchange and have been so since the early 1970's. Last year they paid out a $2500 dividend, which is not bad on a $65,000 membership.

     It shows you that restructuring into a "for profit" corporation can make a difference. Glen will talk to you some more about our finances but what I have been saying over the last few months I reemphasize today: our finances are sound.

     We have numerous challenges ahead of us - we know that. But anyone looking at our overall financial picture- our volume and business trends over the last 5 years, the huge financial mistakes we have made and paid for- has to say we have the potential for a great future under a high quality CEO like David Vitale.

PROMISE 10.    MOST IMPORTANTLY, WITH REGARD TO RESTRUCTURING AND OVERALL
               VISION: LOOK AT MEMBER PROFITS AND EXCHANGE PROFITS AS PART OF AN
               OVERALL BUSINESS PLAN. OFFER AND SUPPORT TWO PLATFORMS AND GIVE
               CUSTOMERS A CHOICE BETWEEN ELECTRONICALLY ASSISTED AND
               TECHNICALLY EFFICIENT OPEN OUTCRY AND AN ELECTRONIC PLATFORM.

     A year ago it seems that all we heard was "electronic platform" and the end of open outcry. That's why our seats took a nose dive and also, I believe, why the CBOE became concerned about mass migration.

     I am very happy to say that now it seems most people accept the vision I just stated. The "all electronic", "close the floors by a specific date", "we're going broke and can't afford two platforms" -- we are no longer hearing those voices.

     Of course, morale will take a little more time to get it where it should be. But we are on track to getting back our confidence in the future.

     In summary, I feel good about what we accomplished so far this year and I'm going to finish by discussing the key challenge before us. The most important thing we can do is understand the importance of serving the customer. Each member has to take personal responsibility for customer service.

     We are here to serve our customers and through customer service we can continue to keep our sound business franchise and ensure that we build a successful for profit corporation.

     I have told you that our business plan includes both open outcry and electronic platforms and that we will support both in order to serve our customers.

     We also have the obligation to communicate to our customers how these platforms differ. So far we have done a poor job of this.

     Let me tell you why. Some customers feel that the only difference between the two platforms is that the electronic platform is cheaper. Maybe that's why last year there was a conviction on the floor that our exchange was going "all electronic".

     We must be honest with our customers.

     Our a/c/e platform has many strengths- it has a public orderbook, global network, and an open API, all in an "industrial strength" platform. We have had a successful launch and are doing substantial volume.

     But currently, electronic platforms generally are best suited for a one month trade in highly liquid commodities. If traders from all over the world are watching the screen and putting in orders, this replicates the liquidity of an open outcry pit.

     However, when the market gets volatile, say, at report periods, this liquidity dries up. Evidently, the information flow that exists in a central marketplace (that is, a pit), gives traders the confidence to make tighter markets than if they are in the sterile environment of the screen.

     The open outcry pit shows the market's liquidity -- how much can be done at a price. This central mass of liquidity can be observed and communicated to those away from the floor. The only way to know screen liquidity is by the number of resting orders and so far, at volatile periods, those resting orders tend to be small.

     So that is one important fact for the customer to know. This liquidity advantage must be compared against any difference in transaction fees.

     Now let's talk about the advantages of the electronic platform. One is the immediate fill given a customer and the "in and out" processing efficiency it offers our FCM's. Those are advantages for that platform. It is up to the open outcry platform to so electrify itself that from the customer's point of view he doesn't know whether his fill was done by an electronic match or open outcry execution and to match the processing efficiency of the electronic platform.

     Consider the CBOE or securities exchanges generally. The customer can enter his order electronically and get an immediate fill. That fill could have been done through a RAES system, electronic match or in open outcry. For open outcry to survive and prosper at our exchange, we have to provide the same service.

     Finally, let's consider more complicated trades -- futures with numerous spreads and options. Here the electronic platform has serious deficiencies and must do better in the future. Recall here that half of our CBOT financial options trades are ratio spreads and covereds.

     Consider options. Options in London are done in a "call around" market -- this means that a customer calls his firm who in turn calls a few large market makers. Agreement is reached on a trade and then it is brought to the electronic platform for "clearing".

     In this case the electronic platform is not a market or exchange- it exists to clear trades previously agreed upon. Most importantly, there are few reporting requirements and so market transparency is small.

     The customer should know that an open outcry options pit has numerous market makers competing for his order. He should know that an over the counter "call around" market is a step backward -- there is nothing especially electronic or computer-like about it. Most importantly, he should realize competition brings him the best possible fill on his order. This is why exchanges exist.

     Let me turn to another part of this comparison. I used the term "previously agreed upon" a minute ago in talking about call around markets and most of you know this is another term for "prearranged trades".

     Prearranged trades are prohibited in open outcry futures markets because they disadvantage customers and market makers. All customers and market makers should have a fair shot at orders and to do otherwise is a disservice to both and ultimately works to destroy fair markets.

     This key principle is why our Task Force on System Markets Pricing, chaired by Andy Wallace, recommended and the Board passed rules concerning how firms deal with electronic orders prior to submission to the market.

     We love our FCM's -- they are our most important members because they bring us customer orders. As an exchange we will do our best to see that these orders are brought to the market for competitive and transparent execution.. We owe this to our customers and markets. Once again, this is why "exchanges" exist and markets that depart from this model disadvantage the customer.

     Another point on electronic platforms: we have had some recent incidents that show the importance of our rules on electronic trading procedures. We must continually review our policies to make sure they are fair and clearly articulated. Recently I talked with some FCM's to get their views.

     Our FCMs have told me that they want clear rules on this and they don't like to see trades "busted". They feel that terminal operators must be trained and held to the same standards of care as open outcry pit traders. Front end systems must be used to catch "fat finger trades" -- they do not want "mulligans" or "do overs" in our markets. They are a disservice both to the electronic platform and the open outcry traders keeping our markets in line with each other.

     Let me summarize by stating a few principles.

     1. Electronic platforms are and will be in the future a great addition to what we offer customers. We have successfully launched our a/c/e platform and doing substantial volume. As better front end systems are developed for complex option trades and ratio spreads, for example, customer service will be better.

     2. Open outcry must provide the same quick fills that the electronic platform does, and we must continually look for ways to make it cost efficient.

     3. Our overall purpose is to increase the value of our enterprise, looking both at member profits and exchange profits. The two platforms must be looked at together as part of an overall business plan..

       4. We must communicate with our customers and respect their choices. We are here to serve the customer.

     I would like to thank you again for letting me be your Chairman during this exciting period. I know David Vitale will do a great job. I look forward to the rest of 2001.

     Now I will call upon some of our fine executives to discuss their areas and answer your questions.


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 0 of the Securities Act of 933, as amended.

                                    * * * *

The following prepared remarks were used to deliver a slide presentation to CBOT members on February 22, 2001.

                                ANNUAL MEETING
                                 FEBRUARY 2001

================================================================================

     Because of our filing with the Securities and Exchange Commission, we are now under a different set of rules for financial reporting. The annual report, normally distributed at the annual meeting, has not yet been published. Before the report can be distributed to the membership it must be filed with the SEC and therefore be in the public domain.

     In addition, the time requirements with the filing of the S-4 registration statement in January and other changes to reporting requirements have delayed the completion of the audit from the timetable of past years.

     Be assured that a copy of the report and an analysis of the results will be made available, just like you would receive from any other public company where you are a shareholder.

     I can however, give you a summary of the results. They combine both the Ceres Partnership and the Board of Trade.

                                    Slide 1

     This institution lives on trading volume and an easy gauge of where we stand is the average daily volume. We started 2000 hoping to average 1 million contracts per day. This seemed reasonable at the time since we had done that for the previous two years with the exception of the fourth quarter of 1999 when the world slowed down as we all awaited the dreaded Y2K bug. We were going along fine until the middle of last June when our volume dropped off significantly from volumes we had been experiencing. In fact, last July's average daily volume was less than 700,000 contracts per day. In response to the lower volumes, more spending cuts and reductions in the workforce were initiated as well as a review of revenue by the Finance Committee.

                                    Slide 2

     As the year turned out, revenue increased $10 million over last year; $212.9 million compared to $202.9 in 1999. The increase was, for the most part, confined to two areas; market data and dues.

     Revenues from exchange fees were $102 million, about the same as last year. The all-important component in this total, nonmember customer fees, was $65 million, a decrease of 4.7 %. The percentage of nonmember volume did increase to 27.3% from 26.5% in 1999.

     Market Data, the second largest source of revenues, totaled $61 million, an increase of 13% reflecting a change in pricing structure approved in 1999.

     Revenues from renting office space in the building were $24.5 million, an increase of 8%.

     Revenues from other services decreased 12% to $17.8 million. These revenues consist of telephone charges, Project A line fees for the first eight months of the year, booth space, and Member Services related fees.

     Revenue from dues, which were reinstated last June was $5.5 million,.

                                    Slide 3

     Turning to expenses, operating expenses were $212.7 million compared to $214.5 last year. Except for Depreciation and "Other", which is primarily the one-time settlement of the employment contract with the former President, all categories of expenses were lower than 1999.

     I'll come back to salaries and benefits in a moment.

     Professional services remained the same at $32.5 million. This category includes consulting, legal and other professional services of which approximately $9.9 million is related to the restructuring efforts in 2000. However, we did not have the $9 million in Y2K expenses that we had in 1999.

     Program costs decreased 51% to $3.5 million. These costs are primarily those of the Market and Product Development Department and the Communications Department. The fact remains that, to meet the financial demands of technology development, this area has suffered with a significant reduction in funding over the last several years.

     Let me go back to Salaries and Benefits, which decreased 12% to $56.4 million. This amount is lower than both 1999 and 1998.

                                    Slide 4

     There has been a significant reduction in staffing levels over the last two years. We began 1999 with 853 full time employees and ended 2000 with 712. Last year's bonus was significantly lower than 1999 for the staff while the officers did not receive a bonus last year.

                                    Slide 5

     The Board ended the year with a net loss of $8.1 million compared to a net loss of $10.4 million for 1999. However, without the one-time contract settlement and the money spent on restructuring, the Board, even with $40 million depreciation, would be profitable.

                                    Slide 6

     The Board made capital investments and other asset additions, primarily computer software for the a/c/e platform, of approximately $40 million compared to about $29 million last year. $11.7 million was paid down on our line of credit.

     And the Board did end the year with unrestricted cash of $23.6 million, an increase of $5.6 million.

                                    Slide 7

     The total debt of the Board of Trade at year-end was $82.3 million and included $75 million of privately placed notes. These notes require equal annual principal repayments through 2007 of $10.7 million plus interest. The Board also has a $10 million line of credit agreement under which it currently owes $7.3 million, which is due in May of this year.

     In addition to the scheduled debt, the Board, through the Ceres Partnership has reached an agreement with the DBS/Eurex group for delayed payment schedule for software. The amount owed is $9.1 million and is scheduled to be paid off by June of this year.

                                    Slide 8

     As I said in the beginning, this institution lives on trading volume. The 2001 budget is based on the premise that we would average 800,000 contracts per day or 200,000,000 for the year. This would be our lowest volume since 1993. So far this year we have averaged just under 1 million contracts per day and although it has only been six weeks, we are off to a good start.

     We all are aware that this is a critical time for the membership. It is a big decision that you are facing with restructuring...and finances play a very important, key part. At the same time, life at the Board of Trade must continue...and fiscal responsibility must be maintained so that that which is necessary to survive as an institution can be funded.

     Again, we currently expect the annual report will be available when we amend our filing with the SEC. Also, K-1s for the Ceres Partnership will be mailed next week. Please feel free to call myself or Jill Harley, your Vice President and Treasurer, if you have questions.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section Ten of the Securities Act of 1933, as amended.

                                    * * * *

The following slide presentation was delivered to CBOT members on February 22, 2001.

                                Annual Meeting




                              February 22nd, 2001










________________________________________________________________________________
[CBOT LOGO]

                             Average Daily Volume
                         January 1998 - February 2001

Feb-99   1,347,332
Mar-99   1,017,435
Apr-99   889,563
May-99   1,227,079
Jun-99   1,082,018
Jul-99   1,020,424
Aug-99   1,130,159
Sep-99   874,564
Oct-99   899,090
Nov-99   943,729
Dec-99   633,560
Jan-00   1,141,041
Feb-00   1,268,451
Mar-00   892,121
Apr-00   1,008,165
May-00   1,055,514
Jun-00   889,654
Jul-00   692,954
Aug-00   812,629
Sep-00   831,619
Oct-00   819,481
Nov-00   958,418
Dec-00   776,692
Jan-01   996,901
Feb-01   910,133

________________________________________________________________________________
[CBOT LOGO]

                                   Revenues

                                         2000            1999
              _________________________________________________
              Exchange Fees            $101,981        $102,545
              Market Data                61,060          54,028
              Building                   24,530          22,653
              Services                   17,848          20,279
              Members' Dues               5,484             389
              Other                       2,016           3,002
              _________________________________________________
              Total                    $212,919        $202,896
              _________________________________________________



                                                                    In Thousands

________________________________________________________________________________
[CBOT LOGO]

                                   Expenses


                                              2000            1999
           ________________________________________________________
           Salaries and Benefits            $56,391         $64,133
           Depreciation and Amortization     40,101          36,140
           Professional Services             32,459          32,490
           General and Administrative        49,349          50,988
           Building Operating Costs          22,584          23,171
           Programs                           3,539           7,280
           Other                              8,317             327
           ________________________________________________________
           Total                           $212,740        $214,529
           ________________________________________________________


                                                                    In Thousands

________________________________________________________________________________
[CBOT LOGO]

                              Full Time Personnel


1995     773
1996     811
1997     805
1998     853
1999     844
2000     711



________________________________________________________________________________
[CBOT LOGO]

                           Summary Income Statement


                                              2000            1999
         _____________________________________________________________
         Total Revenues                     $212,919        $202,896
         Total Expenses                      212,740         214,529
         _____________________________________________________________
         Income (Loss) from Operations           179         (11,633)
         _____________________________________________________________

         Net Interest Expense                 (5,531)         (5,722)

         Income Tax Provision                  2,785          (2,895)

         Net Income (Loss)                   $(8,137)       $(10,447)
         =============================================================



                                                                    In Thousands
________________________________________________________________________________
[CBOT LOGO]

                    Capital Expenditures, Debt Repayments
                         and Unrestricted Cash Balance



                                              2000              1999
       _______________________________________________________________
       Capital Expenditures and Other      $  40,252         $  29,352
          Asset Additions

       Net Debt Repayments                 $  11,700         $   5,000

       Unrestricted Cash Balance 12/31     $  23,551         $  17,991
       _______________________________________________________________


                                                                    In Thousands
________________________________________________________________________________
[CBOT LOGO]

                                Long Term Debt


        _______________________________________________________
        Bank Credit Agreement (Libor + .625bp)
           Currently 7.3125%                          $  7,300

        Privately Placed Notes (6.81%)                  75,000
        _______________________________________________________
        Total as of 12/31/00                          $ 82,300
        _______________________________________________________



                                                                    In Thousands
________________________________________________________________________________
[CBOT LOGO]

                                  [CBOT LOGO]








________________________________________________________________________________
[CBOT LOGO]


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 0 of the Securities Act of 933, as amended.

                                    * * * *

The following prepared remarks were used to deliver a presentation to CBOT members on February 22, 2001.

Bryan Durkin
CBOT Annual Meeting
February 22, 2001

     Good afternoon. I am pleased to be speaking to you on the status of the CBOT's electronic order routing initiatives on the trading floor. I do have to admit, though, that I would be even more pleased for today's opportunity if the system had not created a trading halt yesterday. I will talk more about that halt later in my remarks.

     First, I would like to briefly describe what we accomplished by the end of 2000 and how we plan to capitalize on those accomplishments this year.

     Our first of the five key objectives approved by the Board of Directors was to increase system use to 30% of agricultural futures orders and 15% of financial futures orders. We exceeded last year's target levels by having about
3.8 million orders routed electronically to floor brokers. The percentage of agricultural futures orders exceeded the 30% targeted level during the entire second half of the year with December reaching a record 35% of orders being routed electronically to brokers. On the financial side, the percentage of futures orders exceeded the 15% target level during the entire second half of the year with December reaching a record 25% of orders electronically routed to brokers.

     I'm very proud to say that this past January was another record-breaking month as 40% of agricultural futures orders and 24% of financial futures orders were electronically routed. Of special note is the fact that on January 26, 46% or almost half of all agricultural futures customer orders were electronically handled by brokers.

     Launching e-openoutcry.com in August was our second major accomplishment. E-openoutcry.com, as many of you know, is an Internet order entry system that can be used by CBOT members and member firms to send proprietary and customer business to the open outcry market. To be used alone or in conjunction with a/c/e, e-openoutcry is catching the attention of CBOT members who want to enter trades into the trading pits from off the floor. Since launching last August, more than 24 firms have registered to use e-openoutcry.

     Another of our objectives was to set member firm mandates. These mandates were intended to target firms not using any open outcry market routing technology and would encourage current users to increase their percentage of orders being routed to brokers through technology. The Board of Directors did approve postponing the member firm mandate from November 2000 until such time that the system is determined to be sufficiently stable. Our Order Routing technology team upgraded the Sybase database and our system, until yesterday, had been stable since installing that software update in October.

Thus, we had anticipated reinstating the member firm mandate as early as April of this year. As a result of yesterday's situation, we will be confirming whether to proceed with the April target.

     While system glitches create potential problems for everyone on the trading floor, the need for trading halts is a reminder of the heavy reliance the trading community now has on electronic routing and order management. As you recall, trading halts were established two years ago in anticipation of the need not to disenfranchise the member firms and floor brokers that embraced technology to enhance customer service. The process has worked well, thanks to the cooperation and support of the trading floor community and until yesterday, we had not experienced any failures since the installation of the Sybase upgrade last fall. As you are aware, the Board of Directors has given me the authority to determine how to manage the order flow during a trading halt. After a quick, but careful assessment, a decision is made to determine whether the trading floor moves to paper for the reminder of the day. That decision is made after determining the best option, quickly resuming trading, while retaining the credibility of our markets and market participants. Our team has made great strides in reducing our exposure in these areas and we are firmly committed to keeping such occurrences to an absolute minimum.

     Our fourth objective was to establish procedures for migrating firms from TOPs to OrderDirect(TM) API. The OrderDirect API represents a newer, more efficient routing technology and embodies the CBOT philosophy that its primary role is that of being a conduit between the member firms and the floor brokers rather than being a manager of member firm customer orders. A TOPs termination date has been scheduled for November, 2001 and staff is working with firms to ensure a smooth decommissioning of the TOPs order management system.

     The last objective was to complete a user-requested enhancement release for COMET, EC, and OrderDirect API. The Order Routing Business and Technical teams issued the release in July, 2000. That release contained features such as grouped ECs for brokers, improved flashed-order enhancements and web-based reports for compliance purposes. Staff is now focussed on an 8.1 functionality release, to be ready in June 2001, that includes simple one-to-one calendar spreads and cabinet trades. Coding for this functionality is almost complete. Then the application undergoes several months of rigorous quality assurance testing before it is certified for the rollout in June.

     In addition to the above objectives, Chairman Neubauer had indicated to you that we are in discussions with our vendor of choice to expand a pilot program for local handheld technology. This system was tested in a pilot production environment and was well received by the locals who used the device. We are planning to restart the pilot program in the near future and our goal will be to establish a checking interface with the floor broker Electronic Clerks.

     In summary, the year 2000 was a busy year for all of us. More than 450 routing devices are now being used on the trading floor by brokers and member firms. As a result, we know that faster trade confirmations have enhanced customer satisfaction and that fewer clerical errors have created less risk exposure for member firms and floor brokers. The evolutionary shift to a paperless trading floor is accelerating at the CBOT and my staff and I look forward to working with all of you in our Electronic Open Outcry Market. Thank you and I will take questions at this time.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section Ten of the Securities Act of 1933, as amended.


                                  * * * *